Exhibit (a)(1)(I)
CONTACT:	S. Leslie Jewett (949) 255-0500 ljewett@calfirstbancorp.com

CALIFORNIA FIRST NATIONAL BANCORP ANNOUNCES
PRELIMINARY RESULTS OF ITS TENDER OFFER

Company Expects to Purchase Approximately 1,300,000 Shares
of Common Stock at $13.00 per Share

IRVINE, CALIFORNIA, August 21, 2008 -- California First National Bancorp (NASDAQ: CFNB) ("CalFirst Bancorp" or the "Company") today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on Wednesday, August 20, 2008.

Based on the preliminary analysis by the depositary, an aggregate of 1,431,624 shares were properly tendered and not withdrawn as of the expiration of the offer at a purchase price of $13.00 per share, including approximately 6,100 shares that were tendered through Notices of Guaranteed Delivery. Because the number of shares validly tendered and not withdrawn exceeded the number of shares that the Company offered to purchase, the resulting estimated proration factor is approximately 90.8% of the shares tendered. Accordingly, the Company expects to accept for payment an aggregate of approximately 1,300,000 shares of its common stock at a price of $13.00 per share. These shares represent approximately 11.4% of the Company's issued and outstanding shares as of August 20, 2008.

This self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated July 21, 2008 and filed with the Securities and Exchange Commission on Schedule TO, as subsequently amended on August 4, 2008.

The number of shares to be purchased in the tender offer and the price per share are preliminary. The determination of the final number of shares to be purchased, the final price per share, and the proration factor are subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The information agent and depositary for the tender offer is Mellon Investor Services LLC. All questions regarding the tender offer may be directed to the Information Agent at (888) 838-0120.

About California First National Bancorp

California First National Bancorp is a bank holding company with leasing and bank operations based in Orange County, California. California First Leasing Corporation leases and finances computer networks and other high technology assets through a centralized marketing program designed to offer cost-effective leasing alternatives. California First National Bank is a FDIC-insured national bank that gathers deposits using telephone, the Internet, and direct mail from a centralized location, and will lease capital assets to businesses and organizations and provide business loans to fund the purchase of assets leased by third parties.

Forward Looking Statements

This press release contains forward-looking statements, such as references to the number of shares of CalFirst Bancorp common stock to be purchased and the price at which such shares will be purchased. These statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, or the price at which shares are ultimately purchased, to differ materially from the number and amount expressed in the forward-looking statements in this press release. For further details, please see our Schedule TO as filed on July 21, 2008 with the Securities and Exchange Commission, including the Offer to Purchase, the Letter of Transmittal and the other documents filed therewith or referenced therein.

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